Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Forms S-3 Nos. 333-55882, 333-92957, 333-48161 and 333-108786, of Parkway Properties, Inc. and the related prospectuses, and in the Registration Statements on Forms S-8 (Nos. 333-115286, 333-100565, 333-88861 and 333-00311) of Parkway Properties, Inc. of our report dated February 2, 2004 on the Capital City Plaza statement of rental revenue and direct operating expenses included in Parkway Properties, Inc.'s Current Report (Form 8-K) dated June 11, 2004.

/s/ Ernst & Young, LLP

Philadelphia, Pennsylvania
June 10, 2004